UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K

Entry into A Material Definitive Agreement; Formation of Joint Venture

On March 2, 2026, Axonex Intelligence Limited (“Axonex”), a wholly-owned subsidiary of Mint Incorporation Limited, an exempted company with limited liability formed in the British Virgin Islands (the “Company”), entered into a joint venture agreement (the “JV Agreement”) with Synergy Technology Group Limited, a company organized under the laws of Hong Kong (“Synergy”) to establish a joint venture company to be named “Axonex Automation Limited” as a private limited company under the laws of Hong Kong (the “JV”). The JV will focus on the commercialization and overseas expansion of digital twin and drone flight control technologies.

Upon formation, the JV will be owned 80% by Axonex and 20% by Synergy. The board of the JV will consist of five directors, of whom four will be nominated by Axonex and one by Synergy. Pursuant to the JV Agreement, Axonex has committed to provide up to HKD 20,000,000 in funding, which may be contributed in stages subject to the achievement of certain development milestones and regulatory approvals. Synergy will contribute certain technology, intellectual property, and technical support relating to digital twin and drone flight control systems. The JV Agreement also provides for an incentive arrangement under which Synergy may receive a bonus based on a percentage of the JV’s annual net profit. The JV Agreement also contains customary provisions relating to governance of the JV, including shareholder consent rights for certain significant matters, transfer restrictions, and pre-emptive rights in connection with future issuances of shares of the JV.

On March 11, 2026, the Company issued a press release entitled “Axonex Intelligence and Synergy Technology Group Form Joint Venture to Accelerate Digital Twin and Drone Flight Control Expansion”. A copy of the press release is furnished herewith as Exhibit 99.1.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended March 31, 2025, filed with the Commission on July 30, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated March 11, 2026 announcing the formation of joint venture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINT INCORPORATION LIMITED

Date: March 11, 2026	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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